Exhibit 99.1

February 13, 2018

Encana Corporation

500 Centre Street SE

Calgary, Alberta

T2G 1A6

Attention:         Ms. Katherine Crerar, Director of Reserves

Reference:        Encana Corporation

                          December 31, 2017 Reserve Audit Opinion (Canadian Assets) (SEC)

At the request of Encana Corporation (Encana), McDaniel & Associates Consultants Ltd. (McDaniel) has conducted a reserves audit of the estimates of the proved reserves as of December 31, 2017 associated with certain Canadian Assets as prepared by Encana’s engineering and geological staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC). Our third-party reserves audit, completed on February 13, 2018 and presented herein, was prepared for public disclosure by Encana in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves shown herein represent Encana’s estimated net reserves attributable to the leasehold and royalty interests and derived through in certain properties owned by Encana and the portion of those reserves audited and reviewed by McDaniel, as of December 31, 2017. This report has been prepared for Encana’s use in filing with the SEC, and in our opinion, the assumptions, data, methods and procedures used in the preparation of this report are appropriate for such purpose.

The properties audited by McDaniel account for a portion of Encana’s total net proved reserves as of December 31, 2017. Based on the estimates of total net proved reserves prepared by Encana, the reserves audit conducted by McDaniel addresses 74.8 percent of the total proved reserves of Encana’s Canadian Assets.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves

Encana Corporation	Page 2
December 31, 2017 SEC Reserve Audit Opinion (Canadian Assets)	February 13, 2018

appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Based on our audit and review, including the data, technical processes and interpretations presented by Encana, it is our opinion that the overall procedures and methodologies utilized by Encana in preparing their estimates of the proved reserves as of December 31, 2017 comply with the current SEC regulations and that the overall proved reserves for the audited properties as estimated by Encana are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

The scope of the audit consisted of the independent detailed preparation of our own estimates of the proved reserves and the comparison of our proved reserve results to the estimates prepared by Encana for key properties including Dawson North, Pipestone, Simonette and Willesden Green. When compared on a field-by-field basis, some estimates prepared by Encana are greater than and some are less than those prepared by McDaniel. However, in our opinion, the estimates prepared by Encana are, in aggregate, reasonable, and are within the established audit tolerance of plus or minus 10 percent and the estimates have been prepared in accordance with generally accepted petroleum engineering practices and procedures.

In addition, we performed a review of the reserves assigned to the Dawson South, Atlantic Canada, Duvernay General, Horn River, PRA Non-Core, Sexsmith, Tumbler Ridge and Wheatland areas by completing a review of the pertinent facts and assumptions used by Encana including, proved developed producing production forecasts, type well generation for undeveloped lands, review of lease operating statements and Encana forecasts, a review of capital projections, a review of reserve classification and development plans.

For the purpose of this audit, only deterministic methods were used. The proved reserve estimates prepared by both Encana and McDaniel conform to the reserve definitions as set forth in the SEC’s Regulation S-X Part 210.4-10(a) and as clarified in subsequent Commission Staff Accounting Bulletins. We believe that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report.

The net reserves as estimated by Encana attributable to Encana’s interest and entitlement in properties that we audited and reviewed are summarized as follows:

SEC PARAMETERS

Estimated Net Proved Reserves

Certain Leasehold and Royalty Interests and

Derived Through Certain Production Sharing Contracts of

Encana Corporation (Total Canada)

As of December 31, 2017

Encana Corporation	Page 3
December 31, 2017 SEC Reserve Audit Opinion (Canadian Assets)	February 13, 2018

			Audited by McDaniel				Reviewed by McDaniel				Total
	% BOE Reserves Audited	% BOE Reserves Reviewed	Crude Oil MBarrels	Natural Gas Liquids MBarrels	Sales Gas MMCF	MBOE	Crude Oil MBarrels	Natural Gas Liquids MBarrels	Sales Gas MMCF	MBOE	Crude Oil MBarrels	Natural Gas Liquids MBarrels	Sales Gas MMCF	MBOE
Developed	65.0	35.0	159	36,539	642,120	143,717	47	3,967	439,480	77,261	206	40,506	1,081,600	220,978
Undeveloped	83.5	16.5	-	68,477	841,697	208,760	-	6,010	211,549	41,268	-	74,487	1,053,246	250,028
Total Proved	74.8	25.2	159	105,016	1,483,817	352,477	47	9,977	651,030	118,529	206	114,993	2,134,846	471,006

Encana Corporation	Page 4
December 31, 2017 SEC Reserve Audit Opinion (Canadian Assets)	February 13, 2018

Liquid hydrocarbons are expressed in standard 42-gallon barrels and shown herein as thousands of barrels (MBarrels). The natural gas liquids volumes shown include condensate. All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Reserves Included in This Report

In our opinion, the proved reserves presented in this report conform to the definition as set forth in the SEC’s Regulations S-X Part 210.4-10(a).

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report. The proved developed non-producing reserves included herein consist of the shut-in and behind pipe categories.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the SEC’s Regulations S-X Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

McDaniel has prepared its report in accordance with SEC Regulation S-K, 229.1202 and Regulation S-X, 210.4-10.

Encana Corporation	Page 5
December 31, 2017 SEC Reserve Audit Opinion (Canadian Assets)	February 13, 2018

The reserves evaluations prepared by Encana have been audited, not for the purpose of verifying exactness, but the reserves information, company policies, procedures, and methods used in estimating the reserves will be examined in sufficient detail so that McDaniel can express an opinion as to whether, in the aggregate, the reserves information presented by Encana are reasonable.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves prepared by Encana, for the properties that McDaniel reviewed, were estimated by performance methods, the volumetric method, analogy, or a combination of methods. Greater than 90 percent of the proved producing reserves attributable to producing wells and/or reservoirs that we reviewed were estimated by performance methods or a combination of methods. These performance methods include, but may not be limited to, decline curve analysis, material balance and/or reservoir simulation which utilized extrapolations of historical production and pressure data available through November 2017, in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to McDaniel by Encana or obtained from public data sources and were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves, many factors and assumptions are considered including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined.

The initial SEC hydrocarbon prices in effect on December 31, 2017 for the properties reviewed by us were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used by Encana for the geographic areas reviewed by McDaniel. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices which were actually used by Encana to determine the future gross revenue for each property reviewed by us reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used by Encana were accepted as factual data and reviewed by us for their reasonableness based on a review of historical lease operating statements and marketing agreements.

Encana Corporation	Page 6
December 31, 2017 SEC Reserve Audit Opinion (Canadian Assets)	February 13, 2018

The table below summarizes Encana’s net volume weighted benchmark prices adjusted for differentials for the properties reviewed by us and referred to herein as Encana’s “average realized prices.” The average realized prices shown in the table below were determined from Encana’s estimate of the total future gross revenue before production taxes for the properties reviewed by us and Encana’s estimate of the total net reserves for the properties reviewed by us for the geographic area. The data shown in the table on the following page is presented in accordance with SEC disclosure requirements for each of the geographic areas reviewed by us.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
Canada	Oil	Edmonton Light	C$63.66/bbl	C$61.98bbl
	Condensate	Edmonton	C$67.65/bbl	C$59.45/bbl
	NGLs	Edmonton	C$39.51/bbl	C$18.12/bbl
	Gas	AECO	C$2.32/MMBtu	C$2.18/MMBtu

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Encana’s individual property evaluations.

Operating costs furnished by Encana are based on the operating expense reports of Encana and include only those costs directly applicable to the leases or wells for the properties reviewed by McDaniel. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. For operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. Other costs include transportation and/or processing fees as deductions. The operating costs furnished by Encana were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Encana. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs furnished by Encana are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished by Encana were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Encana. The estimated net cost of abandonment after salvage was included by Encana for properties where abandonment costs net of salvage were only significant, or where proved reserves were assigned. Encana’s estimates of the net abandonment costs were accepted without independent verification. Current costs used by Encana were held constant throughout the life of the properties.

The estimates of proved reserves presented herein were based upon a review of the properties in which Encana owns and derives an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included by Encana for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Encana Corporation	Page 7
December 31, 2017 SEC Reserve Audit Opinion (Canadian Assets)	February 13, 2018

Encana has informed McDaniel that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In performing our audit of Encana’s forecast of future proved production, we have relied upon data furnished by Encana with respect to property interests owned or derived, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. McDaniel reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Encana. We consider the factual data furnished to us by Encana to be appropriate and sufficient for the purpose of our review of Encana’s estimates of reserves. In summary, we consider the assumptions, data, methods and analytical procedures used by Encana and as reviewed by us appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

Audit Opinion

Based on our audit, including the data, technical processes and interpretations presented by Encana, it is our opinion that the overall procedures and methodologies utilized by Encana in preparing their estimates of the proved reserves as of December 31, 2017 comply with the current SEC regulations and that the overall proved reserves for the audited properties as estimated by Encana are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

In the course of our audit, we also reviewed Encana’s reserves management processes and practices for the Dawson South, Atlantic Canada, Duvernay General, Horn River, PRA Non-Core, Sexsmith, Tumbler Ridge and Wheatland areas and were able to access the qualifications of its internal reserves estimators. This included a detailed review of Encana’s Reserves Manual dated July 2017, which covers its internal policies, procedures, documentation and guidelines with respect to the estimation, review and approval of its reserves information.

Standards of Independence and Professional Qualification

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1955. McDaniel maintains an office in Calgary, Alberta, Canada. We have over 50 engineers, geoscientists and technicians on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.

We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Encana Corporation	Page 8
December 31, 2017 SEC Reserve Audit Opinion (Canadian Assets)	February 13, 2018

McDaniel actively participates in industry-related professional societies and routinely presents at conferences on the subject of reserves evaluations and SEC regulations. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, McDaniel requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent with respect to the Company as provided in the standards pertaining to the estimating and auditing of oil and gas reserves information included in COGEH and the Association of Professional Engineers and Geoscientists’ of Alberta (APEGA). Neither we nor any of our employees have any financial interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this audit and review, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from McDaniel. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the review of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third-party audit and review, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Encana Corporation.

Encana makes annual filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Encana has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form F-3 and Form S-8 of Encana of the references to our name as well as to the references to our third-party report for Encana, which appears in the December 31, 2017 annual report on Form 10-K of Encana. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Encana.

We have provided Encana with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Encana and the original signed report letter, the original signed report letter shall control and supersede the digital version.

Encana Corporation	Page 9
December 31, 2017 SEC Reserve Audit Opinion (Canadian Assets)	February 13, 2018

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.
APEGA PERMIT NUMBER: P3145

/s/ B. R. Hamm
B. R. Hamm, P. Eng.
Executive Vice President

Encana Corporation	Page 10
December 31, 2017 SEC Reserve Audit Opinion (Canadian Assets)	February 13, 2018

CERTIFICATE OF QUALIFICATION

I, Brian R. Hamm, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1.

That I am an Executive Vice President of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Encana Corporation an evaluation of certain oil and gas assets, As of December 31, 2017”, dated February 13, 2018, and that I was involved in the preparation of this report.

2.

That I attended the University of Calgary in the years 2001 to 2006 and that I graduated with a Bachelor of Science degree in Mechanical Engineering, that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 10 years of experience in oil and gas reservoir studies and evaluations.

3.

That I have no direct or indirect interest in the properties or securities of Encana Corporation, nor do I expect to receive any direct or indirect interest in the properties or securities of Encana Corporation, or any affiliate thereof.

4.

That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

/s/ B. R. Hamm

B. R. Hamm, P. Eng.

Calgary, Alberta
Dated: February 13, 2018